Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-228722 and No. 333-230721) and Form S-8 (No. 333-229684, No. 333-232984 and No. 333-241694) of Waitr Holdings Inc. (the “Company”) of our reports dated March 11, 2022, relating to the consolidated financial statements of the Company (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for leases) and the effectiveness of internal control over financial reporting of the Company, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2021.

/s/ Moss Adams LLP

Los Angeles, California
March 11, 2022